SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOMX INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

09090D103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Jonathan Solomon

Chief Executive Officer

22 Einstein St., Floor 4

Ness Ziona, Israel 7414003

Telephone: (+972) 72-394-2377

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Howard E. Berkenblit, Esq.

Sullivan & Worcester LLP

One Post Office Square

Boston, MA 02109

Tel: (617) 338-2800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 9, 2023 (the “Schedule TO”), by BiomX Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 1,541,380 shares of the Company’s common stock held by certain eligible employees, whether vested or unvested, granted under The Chardan Healthcare Acquisition Corp. 2019 Omnibus Long-term Incentive Plan, as amended, with an exercise price per share greater than (i) $0.69 and (ii) the closing price of our common stock on the NYSE American Stock Market on the expiration date of this Exchange Offer, that are outstanding at the start of this Exchange Offer and remain outstanding and unexercised through the expiration of this Exchange Offer (the “Eligible Options”). These Eligible Options may be exchanged for new stock options upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, attached hereto as Exhibit (a)(1)(A).

This Amendment amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment should be read in conjunction with the Schedule TO and the exhibits filed therewith. All terms used herein have the same meaning as in the Schedule TO.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning BiomX,” “17. Additional information” and “18. Financial statements” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and the most recent Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 12. Exhibits.

Exhibit		Incorporated by Reference				Filed
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith
(a)(1)(A)	Offer to Exchange Certain Outstanding Stok Options for New Stock Options.					X

(a)(1)(B)*	Launch Email.

(a)(1)(C)*	Election Terms and Conditions.

(a)(1)(D)*	Form of Election.

(a)(1)(E)*	Form of Confirmation Email.

(a)(1)(F)*	Employee Presentation.

(b)	Not applicable.

(d)(1)*	Chardan Healthcare Acquisition Corp. 2019 Omnibus Long-term Incentive Plan, as amended.	DEF 14A	001-38762	Annex A	07/28/2023

(d)(2)*	Form of Non-Qualified Stock Option Agreement (U.S. Awards to Non-Executives)	10-K	001-38762	10.19	03/26/2020

(d)(3)*	Form of Non-Qualified Stock Option Agreement (U.S. Awards to Executive Officers)	10-K	001-38762	10.20	03/26/2020

(d)(4)*	Form of Option Agreement (Israeli Awards)	10-K	001-38762	10.21	03/26/2020

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOMX INC.

/s/ Jonathan Solomon
Jonathan Solomon
Chief Executive Officer

Date: November 28, 2023

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